3 Cascade Plaza
Akron, Ohio 44308
(330) 996-6300
June 26, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. David Irving

Re: FirstMerit Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2013
Filed February 25, 2014
File No. 001-11267

Dear Mr. Irving:

This letter is in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated June 9, 2014 related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Annual Report”) filed by FirstMerit Corporation (the “Corporation”). For your convenience, we have repeated each of your comments immediately prior to the Corporation's response. In addition, the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2014 is anticipated to be filed on or before August 1, 2014 and the disclosures below will be reflected in such Quarterly Report and in other filings, to the extent applicable.

Form 10-K for the fiscal year ended December 31, 2013
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
(k) Acquired Loans, Covered Loans and Related Loss Share Receivable, page 110

1.
We note your disclosure that you record a provision for loan losses on acquired nonimpaired loans only when the required allowance, net of any expected reimbursement under any FDIC Loss Share Agreements, to the extent applicable, exceeds the remaining fair value adjustment. We believe that consistent with the guidance in ASC 942-10-S99-5 (SAB Topic 11N) the allowance for loan losses should be determined on a gross basis (i.e., not considering the loss sharing agreements) and that the expected reimbursements from the FDIC should be accounted for separately. Please revise your accounting policy and disclosure in future filings as necessary and tell us whether the impact of recording the allowance on a net versus gross basis would have a material impact on any periods presented.

Response:
The methodology used to estimate the allowance for loan losses for acquired nonimpaired loans subsequent to the acquisition date is similar to that applied to our organic loans. Our accounting policy is to compare the computed allowance to the remaining fair value adjustment for the loans. If the computed allowance is greater than the remaining fair value adjustment, the excess is added to the allowance through a provision for loan losses. For acquired nonimpaired loans subject to FDIC loss share agreements, that is, our covered loan portfolio, impairment subsequent to the acquisition date also results in an increase to the loss share receivable and a reduction to the provision for loan losses by the amount of the impairment to be reimbursed under the FDIC loss share agreements. The allowance is not adjusted for expected reimbursements under FDIC loss share agreements. We will revise future filings to clarify that our historic and current accounting policy is to record the allowance for acquired loans on a gross basis, consistent with the guidance in ASC 942-10-S99-5.

Note 2. Business Combinations, page 120

2.	Please tell us the following concerning acquired non-impaired loans in the Citizens acquisition:

•	Clarify your income recognition policy for the discount for acquired credit impaired loans and acquired non-impaired loans;

•
Tell us how you considered the scope guidance in ASC 310-30-15-2 for acquired non-impaired loans given the large spread between the contractually required payments and cash flows expected to be collected and how you determined that acquired non-impaired loans did not meet the scope requirements to be considered acquired credit impaired loans accounted for under ASC 310-30. Specifically, discuss how you determined whether an acquired loan has evidence of deterioration in credit quality subsequent to origination and how you determined if it is probable whether the acquirer will be unable to collect all contractually required payments from the borrower;

•	What you attribute the $681 million difference in contractually required payments and cash flows expected to be collected; and

•	Provide an analysis of the impact on income of recognizing the discount on acquired non-impaired loans using contractual cash flows under ASC 310-20 versus expected cash flows under ASC 310-30.

Response:
For nonimpaired loans acquired in the Citizens' acquisition, the difference between the acquisition date fair value and the outstanding balance at the acquisition date represents the fair value adjustment. The fair value adjustment is a discount to the acquired nonimpaired loans' cost basis and our income recognition policy is to accrete the discount as interest income over the the acquired nonimpaired loans' remaining lives using the level yield method.
For impaired loans acquired in the Citizens' acquisition, the difference between the acquisition date fair value and the excess of cash flows expected to be collected represents the accretable yield. Our income recognition policy is to recognize the accretable yield as interest income using a level yield method over the remaining lives of the pooled acquired impaired loans. The accretable yield may increase in future periods if it is determined in the quarterly re-estimation process that the present value of expected cash flows has become greater than the current carrying value. Any previously established allowance is reversed by the improvement in expected cash flows and the remaining difference, if any, increases the accretable yield which is recognized as interest income over the remaining lives of the loans.

Management utilized a multi-step approach to determine which of the acquired loans did not have evidence of credit quality deterioration and should be accounted for under ASC 310-20 (acquired nonimpaired loans). All acquired revolving loans were first removed from the total population of acquired loans as such loans are specifically excluded from the scope of ASC 310-30 even if there is evidence of credit deterioration at the date of acquisition. Based on the following criteria, additional loans were removed from the remaining loan population and determined to be impaired and subject to ASC 310-30:

•	Loans on nonaccrual status;

•	Loans 60 or more days past due;

•	Loans that had a previous charge-off;

•	Loans that had a bankruptcy or troubled debt restructuring flag;

•	Loans in stage of foreclosure;

•	Commercial loans risk rated doubtful or substandard;

•	Commercial loans within Citizens' special loans group;

•	Consumer loans that had a loan to value of more than 100%; or

•	Consumer loans that had a current FICO score of 700 or below.
Any loan with one or more of the above characteristics was determined to be impaired and subject to ASC 310-30 (acquired impaired). After consideration of the aforementioned criteria, the remaining loans were concluded to not be impaired and, therefore, subject to ASC 310-20 (acquired nonimpaired).
ASC 805-20-50-1(b) requires the following disclosures for acquired receivables not subject to the requirements of ASC 310-30: the fair value of the receivables, the gross contractual amounts receivable and the best estimate of the contractual cash flows not expected to be collected. Contractually required payments receivable represents the total undiscounted amount of all uncollected contractual principal and contractual interest payments both past due and scheduled for the future. Contractually required payments receivable were not adjusted for the timing of prepayments. The difference between cash flows expected to be collected and contractually required payments represents cash flows not expected to be collected as cash flows expected to be collected incorporate prepayment and credit loss estimates. The $681 million difference between the contractually required payments and cash flows expected to be collected on acquired nonimpaired loans is mainly a result of the prepayment estimates which contributed to approximately $464 million in lost interest or cash flows. Additionally, although these loans were determined to not meet the scope guidance in ASC 310-30, as previously described, acquired nonimpaired loans do carry some inherent credit risk. The estimated amount of possible credit losses on nonimpaired loans contributed to the remaining portion of the $681 million difference.

The fair value adjustment, contractually required payments, cash flows not expected to be collected and cash flows expected to be collected for acquired nonimpaired loans as of the acquisition date are summarized in the following tables.

(In thousands)	Acquired Nonimpaired Loans
Outstanding balance (a)	$4,017,304
Less: Fair value adjustment (b)	220,015
Fair value of acquired nonimpaired loans	$3,797,289

(a) Total book balance of nonimpaired loans at the acquisition date.
(b) Difference between the fair value and outstanding balance of acquired impaired loans at the acquisition date. This discount to the loans' cost basis will be accreted to interest income over the the loans' remaining lives using the level yield method.

(In thousands)	Acquired Nonimpaired Loans
Contractually required payments including interest (a)	$4,955,180
Less: Contractual cash flows not expected to be collected (b)	680,664
Cash flows expected to be collected (c)	$4,274,516

(a) Total undiscounted amounts of all uncollected contractual principal and interest, including any fees and penalties, both past due and scheduled for the future, assuming no loss or prepayment.
(b) Incorporates prepayment estimates which result in approximately $464 million in lost interest or expected cash flows. The remaining amount of cash flows not expected to be collected results from inherent credit risk on the acquired nonimpaired loans.
(c) Total undiscounted amounts of all uncollected contractual principal and interest, including fees and penalties, both past due and scheduled for the future, incorporating estimated losses and prepayments.

Management believes that it appropriately applied the scope guidance in ASC 310-30-15-2 to determine which acquired loans were credit impaired to be accounted for under ASC 310-30. Based on the multi-step approach described earlier in our response, the criteria we applied to the acquired loans allowed us to appropriately determine whether an acquired loan had evidence of deterioration in credit quality subsequent to origination and if it was probable we would be unable to collect all contractually required payments from the borrower.
****
In connection with the above response, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Corporation believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 384-7534 or Nancy Worman at (330) 849-8998.

Very truly yours,

/s/ Terrence E. Bichsel
Terrence E. Bichsel, Senior Executive Vice President and Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, OH 44308

4